Index supplement no. 1-32-A
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated January 27, 2009
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Principal Protected Notes Linked to an Index or a Weighted Basket of Components

JPMorgan Chase & Co. may, from time to time, offer and sell principal protected notes linked to an index or a weighted basket of components. This index supplement no. 1-32-A describes potential indices to which the notes may be linked, as well as related matters concerning the relationship, if any, between JPMorgan Chase & Co. and the sponsor or publisher of the indices. Additional terms that will generally apply to the notes are described in the accompanying product supplement. This index supplement no. 1-32-A supplements the terms described in the accompanying product supplement and prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to description of the relevant index or indices specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related index supplement (each of which we generally refer to as an underlying supplement), or in the accompanying product supplement, the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this index supplement no. 1-32-A and the accompanying product supplement contains information relating to the same index to which the notes are linked, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page IS-1 of this index supplement no. 1-32-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this index supplement no. 1-32-A, any other related underlying supplement, the accompanying product supplement, prospectus supplement and prospectus or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 27, 2009

TABLE OF CONTENTS

This index supplement no. 1-32-A describes potential indices to which the notes may be linked and the relationship, if any, between JPMorgan Chase & co. and the sponsor or publisher of the indices. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related index supplement (each of which we generally refer to as an underlying supplement), or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this index supplement no. 1-32-A and the accompanying product supplement contains information relating to the same index to which the notes are linked, the information contained in the document with the most recent date will control. Any relevant terms supplement should also be read in connection with this index supplement no. 1-32-A, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus.

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this index supplement no. 1-32-A, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, this index supplement no. 1-32-A, any other related underlying supplement and the accompanying product supplement and with respect to JPMorgan Chase & Co. This index supplement no. 1-32-A, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this index supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, this index supplement no. 1-32-A, any other related underlying supplement and the accompanying product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this index supplement no. 1-32-A, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this index supplement no. 1-32-A, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise. To the extent applicable, each of the indices described in this index supplement no. 1-32-A are deemed to be one of the "Commodity Indices" or "Basket Indices" referred to in the accompanying product supplement.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the exchange-traded futures contracts on the commodities underlying the indices described herein, or any futures contracts or exchange-traded or over-the- counter instruments based on, or other instruments linked to, the indices described herein. **You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.**

If the notes are linked only to one GSCI Single Component Index (as defined below), the notes include the risk of a concentrated position in one commodity.

A single exchange-traded physical commodity underlies the futures contracts included in a GSCI Single Component Index. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. An investment in the notes linked to the performance of a GSCI Single Component Index lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of such exchange-traded commodity would be directly correlated to and would adversely affect the performance of the related GSCI Single Component Index and, consequently, the value of the notes.

If the notes are linked to the S&P GSCI™ Crude Oil Index Excess Return, the market prices of NYMEX WTI crude oil futures contracts will affect the value of the notes.

Because NYMEX WTI crude oil futures contracts comprise 100% of the S&P GSCI™ Crude Oil Index Excess Return, the market value of the notes will depend on the market price of crude oil. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries ("OPEC"). OPEC has the potential to influence oil prices worldwide because its members control a significant portion of the world's oil production. In addition, technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or other alternative sources, could lessen the demand for crude oil products and result in lower prices. A decline in value in crude oil would adversely affect the performance of the S&P GSCI™ Crude Oil Index Excess Return and, consequently, the value of the notes.

THE GSCI INDICES

We have derived all information contained in this index supplement no. 1-32-A regarding the S&P GSCI™ Excess Return Index, the following sector sub-indices, the S&P GSCI™ Agriculture Index Excess Return, the S&P GSCI™ Energy Index Excess Return, the S&P GSCI™ Industrial Metals Index Excess Return, the S&P GSCI™ Livestock Index Excess Return and the S&P GSCI™ Precious Metals Index Excess Return (each a "GSCI Sector Index," and collectively, the "GSCI Sector Indices") and the following single commodity component sub-indices (each a "GSCI Single Component Index," and collectively, the "GSCI Single Component Indices," and collectively with the GSCI Sector Indices and the S&P GSCI™ Excess Return Index, the "GSCI Indices") including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's ("S&P"), a division of the McGraw Hill Companies, Inc., the publisher of the GSCI Indices. The GSCI Indices are determined, composed and calculated by S&P without regard to the notes. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in February 2007. Goldman, Sachs & Co. established and began calculating the S&P GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®. We make no representation or warranty as to the accuracy or completeness of such information. S&P calculates four separate but related indices based on the S&P GSCI™ (including the S&P GSCI™ Excess Return Index) and a number of sub-indices representing components of the S&P GSCI™ (Including the GSCI Sector Indices and the GSCI Single Component Indices).

The S&P GSCI™ Excess Return Index

The S&P GSCI™ Excess Return Index is an index on a world production-weighted basket of principal non-financial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ Excess Return Index is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ Excess Return Index are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ Excess Return Index are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ Excess Return Index are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ Excess Return Index has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™ Excess Return Index, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The GSCI Sector Indices

The S&P GSCI™ Agriculture Index Excess Return is a world production-weighted index of certain agricultural commodities in the world economy. As of January 26, 2009, the S&P GSCI™ Agriculture Index Excess Return composed 18.84% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Agriculture Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 5.08% - futures contracts for Wheat (Chicago Wheat), 1.06% - futures contracts for Red Wheat (Kansas Wheat), 4.81% - futures contracts for Corn, 3.38%- futures contracts for Soybeans, 1.14% - futures contracts for Cotton, 1.98% - futures contracts for Sugar, 0.94% - futures contracts for Coffee and 0.45% - futures contracts for Cocoa.

The S&P GSCI™ Energy Index Excess Return is a world production-weighted index of certain energy commodities in the world economy, including WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. As of January 26, 2009, the S&P GSCI™ Energy Index Excess Return composed 64.73% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Energy Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 33.06% - futures contracts for WTI Crude Oil, 12.28% - futures contracts for Brent Crude Oil, 3.99% - futures contracts for RBOB Gasoline, 4.47% - futures contracts for No. 2 Heating Oil, 4.90% - futures contracts for Gas Oil and 6.02% - futures contracts for Natural Gas.

The S&P GSCI™ Industrial Metals Index Excess Return is a world production-weighted index of certain industrial metals commodities in the world economy, including High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. As of January 26, 2009, the S&P GSCI™ Industrial Metals Index Excess Return composed 6.60% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Industrial Metals Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 2.32% - futures contracts for High Grade Primary Aluminum, 2.63% - futures contracts for Copper Grade A, 0.39% - futures contracts for Standard Lead, 0.69% - futures contracts for Primary Nickel and 0.56% - futures contracts for Special High Grade Zinc.

The S&P GSCI™ Livestock Index Excess Return is a world production-weighted index of certain livestock commodities in the world economy, including live cattle, feeder cattle and lean hogs. As of January 26, 2009, the S&P GSCI™ Livestock Index Excess Return composed 6.03% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Livestock Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 3.52% - futures contracts for Live Cattle, 0.63% - futures contracts for Feeder Cattle, 1.87% - futures contracts for Lean Hogs and 0.05% - futures contracts for Biofuel.

The S&P GSCI™ Precious Metals Index Excess Return is a world production-weighted index consisting of two precious metals commodities in the world economy: Gold and Silver. As of January 26, 2009, the S&P GSCI™ Precious Metals Index Excess Return composed 3.80% of the total S&P GSCI™ Excess Return Index. As of that date, the components of the S&P GSCI™ Precious Metals Index Excess Return had the following weights in the total S&P GSCI™ Excess Return Index: 3.45% - futures contracts for Gold and 0.35% - futures contracts for Silver.

The GSCI Single Component Indices

The GSCI Single Component Indices reflect the excess returns that are potentially available through an unleveraged investment in the futures contracts relating to the various components of the S&P GSCI™ Excess Return Index.

The S&P GSCI™ Crude Oil Index Excess Return

The S&P GSCI™ Crude Oil Index Excess Return (the "Crude Oil Index") provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets.

As presently constituted, the only contract used to calculate the Crude Oil Index is the WTI crude oil futures contracts traded on the New York Mercantile Exchange ("NYMEX"), which takes into account the trading volume of the Intercontinental Exchange WTI crude oil futures contracts. The WTI crude oil futures contracts included in the Crude Oil Index change each month because the contracts included in the Crude Oil Index at any given time are currently required to be the WTI crude oil futures contracts traded on the NYMEX with the closest expiration date (the "front-month contract"). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Crude Oil Index incorporates a methodology for rolling into the contract with the next closest expiration date (the "next-month contract") each month. The Crude Oil Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Crude Oil Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Crude Oil Index.

Other GSCI Single Component Indices

If the notes will be linked to any additional GSCI Single Component Index not described in this index supplement no. 1-32-A or the accompanying product supplement, the relevant disclosure for such additional GSCI Single Component Index will be provided in the related terms supplement.

Set forth below is a summary of the composition of and the methodology used to calculate the GSCI Indices. The methodology for determining the composition and weighting of the GSCI Indices and for calculating their value is subject to modification in a manner consistent with the purposes of the GSCI Indices, as described below. S&P makes the official calculations of the GSCI Indices.

The Index Committee and the Index Advisory Panel

S&P has established an index committee to oversee the daily management and operations of the GSCI Indices, and is responsible for all analytical methods and calculation of the indices. The index committee is comprised of three full-time professional members of S&P's staff and two members of Goldman Sachs Group, Inc. At each meeting, the index committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the index committee may revise index policy covering rules for selecting commodities or other matters.

S&P considers information about changes to its indices and related matters to be potentially market-moving and material. Therefore, all index committee discussions are confidential.

S&P has established an index advisory panel (the "Advisory Panel") to assist it in connection with the operation of the GSCI Indices. The Advisory Panel meets on an annual basis and at other times at the request of S&P. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the GSCI Indices, the effectiveness of the GSCI Indices as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the GSCI Indices. The Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI Indices are made by S&P.

The Advisory Panel meets on a regular basis, once during each year. Prior to the meeting, S&P determines the commodities and contracts to be included in the GSCI Indices for the following calendar year, as well as the weighting factors for each commodity. The Advisory Panel members receive the proposed composition of the S&P GSCI™ Excess Return Index in advance of the meeting and discuss the composition at the meeting. S&P also consults the Advisory Panel on any other significant matters with respect to the calculation or operation of the GSCI Indices. The Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the GSCI Indices

In order to be included in the GSCI Indices, a contract must satisfy the following eligibility criteria:

- The contract must be in respect of a physical commodity and not a financial commodity.

- In addition, the contract must:

  - have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

  - at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

From January 2007, the trading facility on which the contract trades must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations (defined below) included in the GSCI Indices that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

- is denominated in U.S. dollars; and

- is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:

  - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

  - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

  - accepts bids and offers from multiple participants or price providers; and

  - is accessible by a sufficiently broad range of participants.

With respect to inclusion on each sub-index of the S&P GSCI™, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI Indices. In appropriate circumstances, however, S&P, in consultation with the Advisory Panel, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the GSCI Indices, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the GSCI Indices, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ Excess Return Index at such time must, in order to be added to the S&P GSCI™ Excess Return Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ Excess Return Index must, in order to continue to be included in the S&P GSCI™ Excess Return Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P

GSCI™ Excess Return Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ Excess Return Index at such time must, in order to continue to be included in the S&P GSCI™ Excess Return Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

- A contract that is already included in the S&P GSCI™ Excess Return Index at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ Excess Return Index and each contract's percentage of the total is then determined.

- A contract that is not included in the S&P GSCI™ Excess Return Index at the time of determination must, in order to be added to the S&P GSCI™ Excess Return Index at such time, have a reference percentage dollar weight of at least 1.0%.

- In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ Excess Return Index in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ Excess Return Index attributable to such commodity exceeding a particular level.

- If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ Excess Return Index attributable to it at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™ Excess Return Index the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ Excess Return Index attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ Excess Return Index attributable to it.

The contracts currently included in the GSCI Indices are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange ("CME"), the CBOT, the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the LME.

The quantity of each of the contracts included in the GSCI Indices is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation, or other factors, S&P, in consultation with its advisory committee may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the GSCI Indices, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI Indices are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI Indices is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI Indices to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI Indices will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Advisory Panel, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™ Excess Return Index. Commodities included in the S&P GSCI™ Excess Return Index which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Advisory Panel, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI Indices are necessary or appropriate in order to assure that the GSCI Indices represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Advisory Panel.

Contract Expirations

Because the GSCI Indices comprise actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the GSCI Indices for each commodity during a given year are designated by S&P, in consultation with the Advisory Panel, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI Indices will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI Indices. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the GSCI Indices. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™ Excess Return Index, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ Excess Return Index on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ Excess Return Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ Excess Return Index also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ Excess Return Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ Excess Return Index calculation.

The contract daily return for futures contracts included in the GSCI Sector Indices and the GSCI Single Component Indices on any S&P GSCI™ are calculated in the same manner as the S&P GSCI™ Excess Return Index, except that the calculations are limited to the underlying futures contracts included in the relevant sub-index.

Value of the GSCI Indices

The value of the S&P GSCI™ Excess Return Index on any S&P GSCI Business Day (as determined by S&P) is equal to the product of (1) the value of the S&P GSCI™ Excess Return Index on the immediately preceding S&P GSCI Business Day multiplied by (2) one plus the Contract Daily Return on the given S&P GSCI Business Day on which the calculation is made.

The value of any of the GSCI Sector Indices and the GSCI Single Component Indices on any S&P GSCI™ business day is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that the calculations are limited to the underlying futures contracts included in the relevant sub-index and a separate normalizing constant (calculated by S&P) for each relevant sub-index.

Information

All information contained herein relating to the GSCI Indices, including their make-up, method of calculation, changes in its components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the GSCI Indices reflects the policies of, and is subject to change by, S&P.

Current information regarding the market value of the GSCI Indices is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the GSCI Indices is accurate or complete.

License Agreement with Standard & Poor's

The GSCI Indices are licensed by S&P for use in connection with an issuance of the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representations or warranties, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P indices to track general stock market performance or any economic factors. S&P's only relationship to JPMorgan Chase Bank, N.A. (the "Licensee") and its affiliates is the licensing of certain trademarks and trade names of S&P and/or of the S&P GSCI™ which is determined, composed and calculated by S&P without regard to the Licensee or the notes. S&P has no obligation to take the needs of the Licensee, its affiliates or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI™. S&P is not responsible for and have not participated in the determination of, the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTIES, EXPRESS OR IMPLIED, CONDITIONS OR REPRESENTATIONS AS TO RESULTS TO BE OBTAINED BY LICENSEE, ITS AFFILIATES, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI™ OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.